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                                               Filed Pursuant to Rule 424(b)(3)
                                               Registration No. 333-44677


                             KEY ENERGY GROUP, INC.

                Supplement to Prospectus dated February 6, 1998



     Lazard Freres & Co. L.L.C. as Selling Securityholder is hereby offering for resale $1,000,000 aggregate principal amount of 5% Convertible Subordinated Notes due 2004 (the "Notes") of Key Energy Group, Inc., a Maryland corporation (the "Company"). The Notes are being offered by, and are being sold through, Lazard Freres & Co. L.L.C. at a price of $806,475; no commissions or discounts will be paid in connection with such resales. The Company will not receive any of the proceeds from the resale of the Notes offered hereby.











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            The date of this Prospectus Supplement is April 7, 1998.